SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of November, 2015

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

./.

NOTICE TO THE MARKET

Amendment on the Annual Calendar of Corporate Events – 2015

Banco Bradesco S.A. communicates its shareholders, customers, employees and the Market that, on internal order reasons, amended its Annual Calendar of Corporate Events – 2015, relatively to the Meeting of the Board of Executive Officers which on this date would resolve on proposal to be submitted to the Board of Directors for the payment of dividends and/or complementary interest on equity, postponing it to November 16, 2015.

Also communicates the cancellation of APIMEC Fortaleza, CE, scheduled for November 12, 2015, whose new date and location to carry out will be disclosed afterwards.

Núcleo Cidade de Deus, Osasco, SP, November 11, 2015

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   November 12, 2015

By:

Name: Luiz Carlos Angelotti

Title:    Executive Managing Officer and

            Investor Relations Officer

./.